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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  -------------

                               HOMEFED CORPORATION
                                (Name of Issuer)


       COMMON STOCK, $.01 PAR VALUE                            436919104
      (Title of class of securities)                         (CUSIP number)


                                 STEPHEN E. JACOBS, ESQ.
                               WEIL, GOTSHAL & MANGES LLP
                                    767 FIFTH AVENUE
                                NEW YORK, NEW YORK 10153
                                     (212) 310-8000

       (Name, address and telephone number of person authorized to receive notices and communications)


                                    AUGUST 14, 1998

                 (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                            (Continued on following page(s))
                                  (Page 1 of 12 Pages)


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NYFS04...:\30\76830\0194\2037\SCH8178Y.05A


--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 2 of 12
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 TRUST UNDER TRUST AGREEMENT DATED
                                                         AUGUST 14, 1998 BETWEEN LEUCADIA
                                                         NATIONAL CORPORATION AND JOSEPH A.
                                                         ORLANDO, AS TRUSTEE

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   NEW YORK
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   NONE
        SHARES
                       ----------------------------------------------------------------------------------
                          8    SHARED VOTING POWER:                 4,117,986 (DOES NOT
                                                                    INCLUDE 37,056,112 SHARES
                                                                    THAT MAY BE ACQUIRABLE BY
     BENEFICIALLY                                                   THE TRUST ON OR AFTER JULY
       OWNED BY                                                     5, 1999 PURSUANT TO A
                                                                    STOCK PURCHASE AGREEMENT
                                                                    DATED AUGUST 14, 1998.)
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              NONE
         EACH
      REPORTING        ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            4,117,986 (DOES NOT
                                                                    INCLUDE 37,056,112 SHARES
                                                                    THAT MAY BE ACQUIRABLE BY
                                                                    THE TRUST ON OR AFTER JULY
                                                                    5, 1999 PURSUANT TO A
                                                                    STOCK PURCHASE AGREEMENT
                                                                    DATED AUGUST 14, 1998.)
---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (DOES NOT
               REPORTING PERSON:                                    INCLUDE 37,056,112 SHARES
                                                                    ACQUIRABLE BY THE TRUST ON
                                                                    OR AFTER JULY 5, 1999
                                                                    PURSUANT TO A STOCK
                                                                    PURCHASE AGREEMENT DATED
                                                                    AUGUST 14, 1998.)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
                           SEE ROW 11
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 00

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 3 of 12
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 IAN M. CUMMING

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   NONE
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 4,117,986 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              NONE
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            4,117,986 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
                           SEE NOTE 1
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia
National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee (the "Trust"). Does not include
37,056,112 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated August 14, 1998.

--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 4 of 12
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 JOSEPH S. STEINBERG

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   NONE
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 4,117,986 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              NONE
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            4,117,986 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
                           SEE NOTE 1
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------




(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee (the "Trust"). Does not include 37,056,112 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated August 14, 1998.

Item 1.  Security and Issuer.
         -------------------

            This Statement on Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of HomeFed Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 529 East South Temple, Salt Lake City, Utah 84102.

Item 2.  Identity and Background.
         ------------------------

            (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of a Trust under the Trust Agreement dated August 14, 1998 between Leucadia National Corporation ("Leucadia") for the benefit of its shareholders and Joseph A. Orlando, as Trustee (the "Trust"), Ian M. Cumming and Joseph S. Steinberg (collectively, the "Beneficial Owners").

            The Trust is a New York trust established under the Trust Agreement dated August 14, 1998 between Leucadia for the benefit of its shareholders and the Trustee (the "Trust Agreement"). The Trust does not conduct business, but principally holds 4,117,986 shares of Common Stock of the Company (the "Shares") that were contributed to it by Leucadia on August 14, 1998, together with a Stock Purchase Agreement dated as of August 14, 1998 between the Company and Leucadia, which has been assigned by Leucadia to the Trust (the "Stock Purchase Agreement"), all for the benefit of shareholders of record of Leucadia at August 25, 1998 (the "Beneficiaries"). The business address of the Trust is c/o Joseph
A. Orlando, Trustee, c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

            Mr. Cumming's business address is 529 East South Temple, Salt Lake City, Utah 84102. Mr. Cumming is Chairman of the Board of Leucadia, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life insurance, banking and lending and manufacturing. Leucadia's address is 315 Park Avenue South, New York, New York 10010. Mr. Cumming is a United States citizen.

            Mr. Steinberg's business address is 315 Park Avenue South, New York, New York 10010. Mr. Steinberg is the President of Leucadia, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life insurance, banking and lending and manufacturing. Leucadia's address is 315 Park Avenue South, New York, New York 10010. Mr. Steinberg is a United States citizen.

            (d) and (e). During the past five years, none of the Beneficial Owners has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

            The Shares were transferred to the Trust by Leucadia for the benefit of the Beneficiaries without consideration. The information included in response to Item 4 is specifically incorporated herein by reference.

Item 4.  Purpose of Transaction.
         ----------------------

            On August 14, 1998, Leucadia transferred (i) the Shares, (ii) the right to purchase an additional 37,056,112 shares of Common Stock pursuant to the Stock Purchase Agreement (the "Additional Shares"), and (iii) $1,670,100, representing the funds necessary to purchase the Additional Shares (after giving effect to a $5 million advance made by Leucadia on the payment of the purchase price for the Additional Shares) to the Trust (the "Trust Transfer"). Pursuant to the terms of the Stock Purchase Agreement and subject to the satisfaction of certain conditions, on or after July 5, 1999, the Trust would purchase the Additional Shares from the Company. The Trust is required to distribute all shares of the Company's Common Stock owned by the Trust as promptly as practicable following such acquisition of the Additional Shares or, if not acquired by July 31, 1999, as promptly as practicable after such date.

            The Trust Agreement provides that the Trustee may vote and/or act with respect to the disposition of the Shares (and upon acquisition, the Additional Shares) as directed in a written notice jointly signed by Mr. Cumming and

Mr. Steinberg acting on behalf of all Beneficiaries. On August 14, 1998, Leucadia announced that it had declared a pro rata dividend to its shareholders of record on August 25, 1998 of beneficial interests in the Trust. Beneficial interests in the Trust are not certificated, are not transferable except under the laws of descent and distribution, do not have voting rights, are not entitled to receive dividends or interest and do not represent any equity interest in the Company. By virtue of his ownership of approximately 15.5% of the common shares of Leucadia, Mr. Cumming will have an approximately 15.5% beneficial interest in the Trust. By virtue of his ownership of approximately 14.2% of the Common Shares of Leucadia, Mr. Steinberg will have an approximately 14.2% beneficial interest in the Trust.

            Pursuant to the terms of the Stock Purchase Agreement, on August 14, 1998, the Company increased the size of its Board of Directors from three to five directors and appointed two designees of Leucadia, Mr. Steinberg and Patrick D. Bienvenue, an employee of a Leucadia subsidiary, to the Company's Board of Directors. As a result of such expansion and appointment, three persons affiliated with Leucadia currently are members of the Company's Board of Directors.

            Except as described above, the Beneficial Owners have no plans or intentions which would result in or relate to any of the transaction described in subpargraphs (a) through (g) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

            (a) and (b). As of August 14, 1998 (after giving effect to the Trust Transfer) each of the Trust, Joseph S. Steinberg and Ian M. Cumming, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 4,117,986 shares of HomeFed Common Stock, representing approximately 41.2% of the outstanding Common Stock.

            Each of Joseph S. Steinberg and Ian M. Cumming share voting and dispositive power with respect to the Shares. Pursuant to the terms of the Trust Agreement, the Trust has sole power to dispose of the Shares.

            (c). Except as described in this Schedule 13D with respect to the Trust Transfer, none of the Beneficial Owners effected any transactions in shares of Common Stock during the past 60 days.

            (d).  Not applicable.
            (e).  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            The information set forth in response to Item 4 is specifically incorporated herein by reference. Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between
(a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreement filed herewith as Exhibit 1.

Item 7.  Materials to Be Filed as Exhibits
         ---------------------------------

            1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

            2. Trust Agreement, dated August 14, 1998, between Leucadia National Corporation for the benefit of its shareholders and Joseph A. Orlando, as Trustee; and

            3. Stock Purchase Agreement, dated August 14, 1998, between Leucadia National Corporation and HomeFed Corporation.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998


                                    TRUST UNDER TRUST AGREEMENT DATED
                                    AUGUST 14, 1998 BETWEEN LEUCADIA
                                    NATIONAL CORPORATION AND JOSEPH A.
                                    ORLANDO, AS TRUSTEE



                                    By:   /s/ Joseph A. Orlando
                                          --------------------------------
                                          Joseph A. Orlando, as Trustee


                                    /s/ Joseph S. Steinberg
                                    --------------------------------------
                                    Joseph S. Steinberg


                                    /s/ Ian M. Cumming
                                    ---------------------------------------
                                    Ian M. Cumming

                                 EXHIBIT INDEX



Exhibit No.                   Document                            Page No.
-----------                   --------                            --------


      1                 Agreement among the
                        Beneficial Owners with
                        Respect to the filing of
                        this Schedule 13D

      2                 Trust Agreement, dated
                        August 14, 1998, between
                        Leucadia National
                        Corporation for the
                        benefit of its
                        shareholders and Joseph
                        A. Orlando, as Trustee.

      3                 Stock Purchase Agreement,
                        dated August 14, 1998, between
                        Leucadia National Corporation
                        and HomeFed Corporation.